CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 52.2% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,425,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,425,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,425,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 53.0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,846

	8	Shared Voting Power 82,472,473

	9	Sole Dispositive Power 62,846

	10	Shared Dispositive Power 82,472,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,535,319

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 53.0% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 62,846 shares of Common Stock issuable upon the vesting of Restricted Stock Units awarded to Mr. Chadha.

SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 152,379,013 shares of Common Stock of the Issuer outstanding, as of May 7, 2018, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

The information in this Amendment No. 2 to Schedule 13D (this “Second Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018 (the “First Amendment”).

This Second Amendment is filed, in part, to reflect that on June 15, 2018, HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3” and together with the Initial Reporting Persons, the “Reporting Persons”), purchased 46,500 shares of Common Stock in open market transactions.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Ex-Sigma 2 directly owns 77,912,500 Shares of the Issuer and 2,669,233 shares of Series A Perpetual Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

Ex-Sigma is the sole equityholder of Ex-Sigma 2. HOVS, HOF 4 and HOV 3 each directly own equity interests in Ex-Sigma. HOVS is a wholly-owned subsidiary of HOV Services. Adesi and HOF 2 together are promoters of HOV Services. Adesi and HOF 2 together own a majority of HOF 4. Adesi, and HOF 2 together own a majority of the equity interests of HOV 3.

HGM directly owns 1,250,000 shares of Common Stock. HOF 3 directly owns 46,500 shares of Common Stock. Mr. Par Chadha may be deemed to control HGM, HOF 3 and the other Reporting Persons.

The principal business address of HOF 3 is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, Nevada 89117.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

HOF 3 used its working capital to purchase the shares of Common Stock reported on this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

HOF 3 has notified the Issuer of its intention to purchase up to an aggregate of $1,000,000 from time to time in open market or private transactions commencing June 15, 2018.  HOF 3 intends to acquire these additional shares in market or private transactions subject to market conditions and legal and regulatory requirements, at prices and other terms acceptable to HOF 3. To that effect, HOF 3 may enter into additional agreements with a broker (a “Rule 10b5-1 Plan”), intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). HOF 3 makes no commitment in terms of the timing of such transactions, which will depend on market conditions including the price and availability of shares of Common Stock, and on such other factors considered relevant to HOF 3 or to the broker in carrying out the Rule 10b5-1 Plan, as the case may be.  HOF 3 retains the right not to make such purchases or to purchase more than such amount of Common Stock.  Any such purchases may be made in such a fashion so as to enable the Issuer to take advantage of the Rule 10b-18 safe harbor in connection with its share repurchase program.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. As a result of these or other factors, the Reporting Persons may, from time to time, and reserve the right to, acquire additional shares or sell shares of Common Stock of the Issuer.

The Reporting Persons reserve the right to change their intentions with respect to any future acquisitions of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Ex-Sigma 2 directly owns 77,912,500 shares of Common Stock and 2,669,233 shares of Preferred Stock (convertible into 3,263,473 shares of Common Stock), representing beneficial ownership of 52.2% of the Common Stock. Ex-Sigma owns all of the outstanding equity interests in Ex-Sigma 2, and thus may be deemed to share beneficial ownership of such Common Stock. Each of the other Reporting Persons (other than HGM and HOF 3) are direct or indirect equityholders of Ex-Sigma and may be deemed to share beneficial ownership of such Common Stock. HGM directly owns an additional 1,250,000 shares of Common stock, and thus may be deemed to beneficially own 82,425,973 shares of Common Stock representing 53.0% of the Common Stock. HOF 3 directly owns an additional 46,500 shares of Common Stock, representing less than 1% of the Common Stock.  Mr. Chadha directly owns 38,201 shares issued upon vesting of Restricted Stock Units, and has been granted an additional 24,645 Restricted Stock Units, each of which represents the right to receive, following vesting, one share of Common Stock, and thus may be deemed to beneficially own 82,535,319 shares of Common Stock representing 53.0% of the Common Stock.

Percentages in this Schedule 13D for all Reporting Persons other than Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by the applicable Reporting Person, and (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, by (ii) the sum of (x) 152,379,013  shares of Common Stock outstanding as of May 7, 2018 as reported in the Issuer’s 10-Q and (y) the amount set forth in clause (i)(y).

Percentages in this Schedule 13D for Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by Mr. Chadha, (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, and (z) issuable upon vesting of Restricted Stock Units owned by the Reporting Person whether or not such vesting is to occur within 60 days, by (ii) the sum of (x) 152,379,013 shares of Common Stock outstanding as of May 7, 2018 as reported in the Issuer’s 10-Q, and (y) the amount set forth in clause (i)(y), and (z).

The Reporting Persons are reporting beneficial ownership over the Common Stock issuable upon conversion of the Preferred Stock and vesting of the Restricted Stock Units, even though such conversion and vesting may not occur within 60 days of the date hereof.  Other than for purposes of this Report, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person other than Mr. Chadha.

(c) On June 15, 2018, HOF 3 purchased 46,500 shares of Common Stock of the Issuer in open market transactions at prices ranging from $5.13 per share to $5.28 per share. On April 16, 2018, Ex-Sigma 2 sold 7,000,000 shares of Common Stock of the Issuer in an underwritten public offering.  Ex-Sigma 2 used the net proceeds of the sale to partially repay amounts outstanding under the Loan Agreement.  Mr. Chadha was also granted Restricted Stock Units, see Item 3 in the First Amendment.

(d) Except as set forth in Item 3, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1:  Amended and Restated Joint Filing Agreement.

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Second Amendment is true, complete and correct.

Dated: June 20, 2018

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager